FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4

to

ANNUAL REPORT

of

FEDERATIVE

REPUBLIC OF BRAZIL

(Name of Registrant)

Date of end of last fiscal year: December 31, 2010

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission

Mauro Luiz Iecker Vieira

Ambassador of Brazil

Embassy of Brazil

3006 Massachusetts Avenue, N.W.

Washington, D.C. 20008

*	The Registrant is filing this annual report on a voluntary basis.

EXPLANATORY NOTE

The sole purpose of this Amendment is to file with the Commission the recent developments in the Republic dated as of May 17, 2012, included as Exhibit Q hereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Brasília, Brazil on the 17th day of May, 2012.

FEDERATIVE REPUBLIC OF BRAZIL

By:	/s/ Sonia de Almendra Freitas Portella Nunes
Sonia de Almendra Freitas Portella Nunes
Attorney of the National Treasury

EXHIBIT INDEX

Exhibit No.	Page No.
A: None
B: None
*C: Copy of the 2011 Annual Budget of the Republic (in Portuguese)—(P)(Rule 311)
*D: Current Description of the Republic
*E: Recent Developments in the Republic as of November 4, 2011
*F: Opinion dated November 10, 2011 of Arnold & Porter LLP relating to U.S.$1,100,000,000 aggregate principal amount of 5.625% Global Bonds due 2041
*G: Opinion dated November 10, 2011 of the Deputy Attorney General of the National Treasury of the Republic relating to U.S.$1,100,000,000 aggregate principal amount of 5.625% Global Bonds due 2041
*H: Underwriting Agreement, dated November 4, 2011, among the Republic, Barclays Capital Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated
*I: Recent Developments in the Republic as of January 3, 2012
*J: Opinion dated January 6, 2012 of Arnold & Porter LLP relating to U.S.$825,000,000 aggregate principal amount of 4.875% Global Bonds due 2021
*K: Opinion dated January 6, 2012 of the Deputy Attorney General of the National Treasury of the Republic relating to U.S.$825,000,000 aggregate principal amount of 4.875% Global Bonds due 2021
*L: Underwriting Agreement, dated January 3, 2012, among the Republic, BNP Paribas Securities Corp. and Itau BBA USA Securities, Inc.
*M: Recent Developments in the Republic as of April 17, 2012
*N: Opinion dated April 27, 2012 of Arnold & Porter LLP relating to R$3,150,000,000 aggregate principal amount of 8.50% Global BRL Bonds due 2024
*O: Opinion dated April 27, 2012 of the Deputy Attorney General of the National Treasury of the Republic relating to R$3,150,000,000 aggregate principal amount of 8.50% Global BRL Bonds due 2024
*P: Underwriting Agreement, dated April 17, 2012, among the Republic, Goldman, Sachs & Co. and HSBC Securities (USA) Inc.
Q: Recent Developments in the Republic as of May 17, 2012

*	Previously filed.
(P)	Paper filing made under cover of Form SE pursuant to Rules 306(c) and 311 of Regulation S-T.